UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

EXPLANATORY NOTE TO AMENDMENT

We are amending our Report of Foreign Issuer on Form 6 K/A originally furnished to the U.S. Securities and Exchange Commission on July 15, 2024 (the “Original Filing”), and amended on August 1, 2024 (the “Amended Filing”) solely for the purpose of providing the unaudited interim consolidated financial statements contained therein with the relevant Interactive Data Files in Inline XBRL format. As such other than the foregoing, no part of the Amended Filing is being amended.

General

The information contained in this Report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-267893), Registration Statement on Form F-3 (File No. 333-274882) and Registration Statement on Form S-8 (File No. 333-264089).

Exhibit No.	Exhibit
99.1	Unaudited restated condensed interim consolidated financial statements for the three-month and nine-month periods ended May 31, 2024
99.2	Restated Management’s Discussion and Analysis for the nine months ended May 31, 2024
99.3	Form 52-109F2R Certification of Refiled Interim Filings – CEO
99.4	Form 52-109F2R Certification of Refiled Interim Filings – CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: August 23, 2024	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer